Exhibit 99.3

Algonquin Power & Utilities Corp. Announces 11% Dividend Increase and Declares Third Quarter 2012 Dividend

OAKVILLE, ON, Aug. 9, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN) of Oakville, Ontario announced today that the Board of Directors of APUC (“Directors”) approved an annual dividend increase of $0.03 per common share for a total annual dividend of $0.31, paid quarterly at a rate of $0.0775 per common share.

APUC also announced today that its Directors have declared a dividend on its shares. The dividend is $0.0775 per share payable on October 15, 2012 to the shareholders of record on September 28, 2012 for the period from July 1, 2012 to September 30, 2012.

“We have recently completed several acquisitions and announced two additional acquisitions that have raised the growth profile for our earnings and cash flows which in turn supports an increase in the dividend to shareholders,” commented Ian Robertson, Chief Executive Officer of APUC. “We are pleased to be able to deliver on these growth initiatives, and believe the dividend increase is consistent with our strategy of delivering total shareholder return comprised of attractive dividend yield and capital appreciation founded on increased earnings and cash flows.”

The dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (“the Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the third quarter of 2012.

For Canadian resident shareholders, dividends declared are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., the company’s regulated distribution utility business, provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring certain regulated natural gas and water distribution utility assets in Georgia and Arkansas respectively, which together serve over 80,000 customers. Algonquin Power Co., the company’s electric generation subsidiary, includes 46 renewable energy facilities and 12 thermal energy facilities representing more than 480 MW of installed capacity. Algonquin Power & Utilities Corp. and its operating subsidiaries deliver continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

    For further information:

    Kelly Castledine

    Telephone: (905) 465-4500

    Algonquin Power & Utilities Corp.

    2845 Bristol Circle

    Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 17:15e 09-AUG-12